FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the period of May 5, 2003

TAG Oil Ltd.

Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X                   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.

(Registrant)

Date: May 5, 2003                  "Garth Johnson"
                                                (Signature)

                                                Garth Johnson
                                                (Name)

                                                Secretary/CFO
                                                (Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

TAG Oil Ltd.
887 Helmcken Street
Vancouver, B.C. V6Z 1B1

Item 2. Date of Material Change

On or about May 02, 2003

Item 3. Press Release

May 05, 2003, Vancouver, B.C.

Item 4. Summary of Material Change

TAG Oil Ltd. Amends Warrants

TAG Oil Ltd. (OTCBB: TAGOF) advises that on May 2, 2003, the board of directors of the Company approved an extension of all outstanding warrants, for an additional two years. In return for granting the two-year extension, the Company received an increased exercise price per share on the existing exercise price.

Item 5. Full Description of Material Change

The Company currently has 4,400,000 warrants outstanding, to purchase 4,000,000 common shares of the Company at the price of US$0.25 per share until June 6, 2003 and thereafter at US$0.30 per share until expiry on June 6, 2004 and 400,000 common shares at the price of US$0.25 per share until August 21, 2003 and thereafter at US$0.30 per share until expiry on August 21, 2004.

The Company, to enhance its ability to obtain future financing, has extend the warrants for an additional two years to entitle the subscribers to purchase 4,000,000 common shares at the price of US$0.35 per share until June 6, 2005 and thereafter at US$0.50 per share until expiry at the end of business at the city of Vancouver, Province of British Columbia on June 6, 2006 and 400,000 common shares at the price of US$0.35 per share until August 21, 2005 and thereafter at US$0.50 per share until expiry at the end of business at the city of Vancouver, Province of British Columbia on August 21, 2006.

The Company, in exchange for extending the warrants for an additional two years, has agreed with the subscribers to increase the current exercise price of the existing warrants by $0.05 per share to US$0.30 per share until June 6, 2003 and thereafter at US$0.35 per share until on June 6, 2005 and 400,000 common shares at the price of US$0.30 per share until August 21, 2003 and thereafter at US$0.35 per share until August 21, 2005.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer

(604) 682-6496

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 5, 2003                   "Garth Johnson"
                                         Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia